Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2022 and December 31, 2021 and results of operations for the three and nine months ended September 30, 2022 and 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2022, included elsewhere in this report, and our annual report for the year ended December 31, 2021 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 19. We also caution readers that this MD&A may contain forward-looking statements, see page 28 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and nine months ended September 30, 2022 and includes material information up to November 4, 2022.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s equity interests include general partnership units (“GP Units”), limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3. Prior to the Privatization described below, our partnership’s equity interests also included limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) and Class A stock (“BPYU Units”) of Brookfield Properties Retail Holding LLC (“BPYU”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. BPYU Units provided their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercised this right, our partnership had the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participated in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We presented BPYU Units as a component of non-controlling interest. The Exchange LP Units were exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We presented the Exchange LP Units as a component of non-controlling interests.

On July 26, 2021, Brookfield Asset Management acquired all of the publicly traded LP Units outstanding that it did not previously own (“the Privatization”). In addition, i) the publicly held Exchange LP Units were acquired directly or indirectly by Brookfield Asset Management and subsequently converted into Class A LP Units of Brookfield Office Properties Exchange LP, ii) the publicly held BPYU Units were acquired in the Privatization and the terms of the BPYU Units were subsequently amended to, among other things, remove the entitlement to be exchanged for LP Units, iii) new publicly traded preferred units were issued by Brookfield Property Preferred L.P. (“New LP Preferred Units”), a subsidiary of our partnership, and iv) non-voting common shares in a BPY subsidiary were issued to Brookfield Asset Management (“Canholdco Class B Common Shares”).

Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 29,500 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Core Office
Our diversified Core Office portfolio consists of 92 million square feet across 132 premier office assets in some of the world’s most dynamic gateway markets. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment, on a long-term basis. These assets, which represent 81% of the equity attributable to Unitholders in our Core Office portfolio, cover 33 million square feet across 62 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. These properties are 87% leased.

    The remaining 70 properties, covering 59 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Core Retail
Our Core Retail portfolio consists of 112 million square feet across 111 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent 56% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. These properties are 97% leased.

For the remaining 92 properties, covering 88 million square feet of space, we seek to maximize returns through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2021. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2021 annual report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO, and equity attributable to Unitholders. We define these financial measures on page 19.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 8.

The Privatization impacted the composition of our equity structure. Refer to Note 3, Privatization of the Partnership of our Q3 2022 Financial Statements for further information.

    The following acquisitions and dispositions affected our consolidated results for the three and nine months ended September 30, 2022 and 2021. Unless stated otherwise, proceeds represent the selling price attributable to the properties:
Q3 2022
•We sold two multifamily assets in the United States for approximately $231 million.
•We deconsolidated our investment in Brookfield Premier Real Estate Partners Australia (“BPREP-A”), as a result of the dilution of our interest. Prior to the transaction, our interest was consolidated and is now reflected as a financial asset.

Q2 2022
•We sold eleven multifamily assets in the United States in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for approximately $469 million.
•One mall was conveyed to the lender in satisfaction of outstanding debt obligations of $361 million.
•We acquired our joint venture partner’s incremental interest in two properties including Plaza Frontenac and Saint Louis Galleria in Missouri, bringing our ownership in each of the malls to 100%. Prior to the acquisition of the two assets, our joint venture interest was accounted for under the equity method. These two assets are now consolidated.
•We sold an office asset in the United Kingdom for approximately £294 million ($360 million).

Q1 2022
•We sold a portfolio of triple net lease assets in the United States in the BSREP I fund for approximately $3.7 billion.
•We sold a portfolio of hotel assets in the United States in the BSREP II fund for approximately $1.5 billion.

Q4 2021
•We sold eight multifamily assets in the United States for approximately $1.2 billion.
•We sold an office complex in Canada for approximately C$350 million ($277 million).
•We sold a 20% interest in an office asset in the United Kingdom for net proceeds of approximately £73 million ($101 million).
•We sold two retail assets in the United States for approximately $278 million.
•We sold two office assets in Brazil for approximately R$2,156 million ($383 million).
•We sold a hotel in the United States in the BSREP II fund for approximately $356 million.

Q3 2021
•We sold eight multifamily assets in the United States in the BSREP II fund for approximately $690 million.
•We sold seven retail assets in the United States for approximately $58 million.

Q2 2021
•We converted our preferred equity interest in a portfolio of select-service hospitality assets (“Hospitality Investors Trust”) valued at approximately $472 million into common shares in the BSREP II fund. Prior to the transaction, our interest was reflected as a financial asset and is now consolidated, as we gained control over the investment.
•We acquired a portfolio of manufactured housing assets in the BSREP II fund for consideration of approximately $159 million.

Q1 2021
•We sold 50% of our interest in Bay Adelaide North in Toronto for approximately C$365 million ($291 million). Prior to the transaction, our interest was consolidated but is now accounted for under the equity method.
•Two malls were conveyed to the lenders in satisfaction of outstanding debt obligations of $247 million and $90 million, respectively.
•We sold four retail assets in the United States in the BSREP II fund for approximately $73 million.

For the purposes of the following comparison discussion between the three and nine months ended September 30, 2022 and 2021, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Commercial property revenue	$1,182	$1,272	$3,622	$3,841
Hospitality revenue	407	417	1,120	672
Investment and other revenue	167	132	811	418
Total revenue	1,756	1,821	5,553	4,931
Direct commercial property expense(1)	471	475	1,393	1,457
Direct hospitality expense(1)	282	298	847	605
Investment and other expense	32	31	303	62
Interest expense	707	616	1,930	1,938
General and administrative expense	227	235	693	691
Total expenses	1,719	1,655	5,166	4,753
Fair value (losses) gains, net	(387)	50	906	1,188
Share of earnings from equity accounted investments	527	284	1,326	743
Income before income taxes	177	500	2,619	2,109
Income tax expense	173	100	403	292
Net income	$4	$400	$2,216	$1,817
(1)During the fourth quarter of 2021, as a result of a change in accounting policy, the partnership reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense of $8 million and $30 million and direct hospitality expense of $79 million and $193 million, respectively, for the three and nine months ended September 30, 2021, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

Net income for the three months ended September 30, 2022 was $4 million compared to net income of $400 million for the same period in the prior year. The decrease is primarily attributable to fair value losses in our Core Office segment due to lower market rent growth and higher rent concession assumptions in our Brookfield DTLA Holdings LLC (“DTLA”) portfolio. These losses were partially offset by lower fair value losses compared to the prior period in the Core Retail portfolio as the prior period was impacted by higher vacancy, longer downtime, and increased capital cost due to COVID-19 related shutdowns (“shutdowns”) and the resulting store closures.

Net income for the nine months ended September 30, 2022 was $2,216 million compared to $1,817 million for the same period in prior year. The increase is primarily attributable to fair value gains in the Core Retail portfolio in the current year as a result of higher cash flows, compared to fair value losses recorded in the Core Retail portfolio in the prior year. The current year also benefited from increased earnings at our retail and hospitality properties. These increases were partially offset by fair value losses in our Core Office portfolio and lower fair value gains at a mixed-use asset in Seoul.

Following the acquisition of all LP Units held by public holders by BAM on July 26, 2021, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented. Refer to Note 3, Privatization of the Partnership of our Q3 2022 Financial Statements for further discussion on the Privatization.

Commercial property revenue and direct commercial property expense
For the three months ended September 30, 2022, commercial property revenue decreased by $90 million compared to the same period in the prior year primarily attributable to property dispositions in our LP Investments and Core Office segments.

Direct commercial property expense decreased by $4 million due to dispositions since the prior year in our Core Retail and LP Investments segments. Margins in 2022 were 60.2%, a decrease of 2.5% over 2021.

For the nine months ended September 30, 2022, commercial property revenue decreased by $219 million compared to the same period in the prior year as a result of property dispositions in our LP Investments and Core Office segments. The decrease was partially offset by incremental revenue in our Core Retail portfolio, as the retail sector recovered from the impact of the shutdowns in the prior year.

Direct commercial property expense decreased by $64 million compared to the prior year. Margins in 2022 were 61.5%, an increase of 1.0% compared to 2021.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2022, hospitality revenue decreased by $10 million compared to the same period in the prior year. The decrease was due to the disposition of a hospitality portfolio in the current year, partially offset by improved performance of our hospitality assets, primarily in the U.S., as a result of increased occupancy and average daily rates since the prior year.
Direct hospitality expense decreased to $282 million for the three months ended September 30, 2022, compared to $298 million in the same period in the prior year.

For the nine months ended September 30, 2022, hospitality revenue increased by $448 million compared to the same period in the prior year. The increase was a result of improved performance of our hospitality assets, primarily Center Parcs, due to a reduction in pandemic-related restrictions and closures since the prior year. The current year also benefited from additional revenue due to the consolidation of Hospitality Investors Trust. These increases were partially offset by the disposition of a hospitality portfolio in the current year.

Direct hospitality expense increased to $847 million for the nine months ended September 30, 2022, compared to $605 million in the same period in the prior year. The increase was driven by higher operating costs at our hospitality assets in the current year, as our hospitality assets reopened following pandemic-related restrictions and closures in the prior year. The increase was also attributable to additional expenses due to the consolidation of Hospitality Investors Trust, as discussed above. These increases were partially offset by the disposition of a hospitality portfolio in the current year.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended September 30, 2022, investment and other revenue increased by $35 million primarily attributable to increased earnings from our investment in BSREP III as a result of fair value gains in the period, partially offset by higher interest expense compared to the prior year.

For the nine months ended September 30, 2022, investment and other revenue increased by $393 million, primarily relating to income from the sale of multifamily develop-for-sale assets.

Investment and other expense increased by $1 million for the three months ended September 30, 2022. For the nine months ended September 30, 2022, investment and other expense increased by $241 million due to expenses related to the sale of multifamily develop-for-sale assets.

Interest expense
Interest expense increased by $91 million for the three months ended September 30, 2022 primarily due to the impact of the rising interest rate environment on our variable debt obligations in the current year, partially offset by disposition activity. Interest expense decreased by $8 million for the nine months ended September 30, 2022, as a result of reduced debt levels from disposition activity and paydowns, as well as higher defeasance costs from the refinancing of our manufactured housing portfolio in the prior year. These decreases were partially offset by increased interest expense due to higher interest rates on our variable debt obligations and interest expense relating to asset-level upfinancings in the current period.

General and administrative expense
General and administrative expense decreased by $8 million for the three months ended September 30, 2022 as compared to the same period in the prior year. The decrease was primarily attributable to transaction costs associated with the Hospitality Investors Trust transaction in the prior year, partially offset by higher management fees in the current period.

General and administrative expense increased by $2 million for the nine months ended September 30, 2022 as compared to the same period in the prior year. The increase was primarily due to higher management fees in the current period, partially offset by transaction costs associated with the Hospitality Investors Trust transaction during in the prior year as discussed above.

Fair value (losses) gains, net
Fair value (losses) gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We obtain external appraisals for a number of properties each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended September 30, 2022, we obtained external appraisals of 23 of our Core Office properties representing a gross property value of $18 billion (or 11% of the portfolio). These external appraisals were within 1% of management’s valuations. Our historical dispositions further provide support for our valuations, as we typically contract at prices comparable to IFRS values.

There have been no material changes to our valuation methodology since December 31, 2021. Refer to our 2021 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Core Office segment were $208 million and $120 million for the three and nine months ended September 30, 2022, respectively. The current period losses are driven by fair value losses in the U.S. related to lower market rent growth and higher rent concessions in our DTLA portfolio, partially offset by fair value gains driven by improved cash flow assumptions at assets in Toronto and in London.

Fair value gains, net for our Core Office segment were $431 million for the nine months ended September 30, 2021. These gains were driven by improved valuation metrics and cash flow assumptions in our multifamily properties in the U.S. and higher cash flows in office properties in Brazil, New York and London. In addition, the value of our multifamily and office developments benefited from reduced risk profile and higher cash flows.

Fair value (losses) gains, net for our Core Retail segment were $(28) million and $122 million for the three and nine months ended September 30, 2022, respectively. The fair value (losses) for the three months ended September 30, 2022 were primarily attributable to disposition activity. The fair value gains for the nine months ended September 30, 2022 were primarily due to updated cash flow assumptions.

Fair value losses, net for our Core Retail segment were $772 million for the nine months ended September 30, 2021. These losses were due to updated cash flow assumptions.

Fair value (losses) gains, net for our LP Investments segment were $(146) million and $772 million for the three and nine months ended September 30, 2022, respectively. The fair value losses for the three months ended September 30, 2022 were driven by fair value losses due to marking down an office asset in the U.S., as well as capitalization and discount rate expansion at an asset in South Korea and an office asset in the U.K. , partially offset by fair value gains on our student housing portfolio to mark to the anticipated sales price and fair value gains at an office asset in California due to updated cashflows as the asset approaches full lease-up. The fair value gains for the nine months ended September 30, 2022 were driven by fair value gains in our student housing portfolio and office portfolios as mentioned above, as well as capitalization rate compression in our U.S. manufactured housing portfolio.

Fair value gains, net for our LP Investments segment for the nine months ended September 30, 2021 were $1,448 million primarily driven by updated valuation metrics in select manufactured housing, multifamily, student housing and office assets located in the U.S. and U.K.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are:
•In Core Office - Canary Wharf and Manhattan West.
•In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.
•In LP Investments - our interest in a retail joint venture in Brazil.

During the nine months ended September 30, 2022, we sold a 49% interest in One Manhattan West in New York for approximately $1.4 billion and a 25% interest in Southern Cross East in Melbourne for approximately A$336 million ($230 million).

Our share of net earnings from equity accounted investments for the three and nine months ended September 30, 2022 was $527 million and $1,326 million, respectively, which represents an increase of $243 million and $583 million, respectively, compared to the prior year. The increase in current year earnings is primarily due to same-property NOI growth in our Core Office and Core Retail portfolio reflecting the recovery from shutdowns in the prior year, gains on derivatives, and higher share of net earnings from our hospitality portfolio within LP investments due to the recovery from shutdowns, partially offset by the disposition activity mentioned above.

Income tax expense
The partnership’s income tax expense increased for the three months ended September 30, 2022 as compared to the same period in the prior year is primarily due to a decrease in pre-tax income and a change in the manner of recovery for investment properties within its Core Office segment resulting a change in the tax rates applicable to certain subsidiaries. These decreases were partially offset by an increase in previously unrecognized deferred tax assets. The partnership’s income tax expense increased for the nine months ended September 30, 2022 compared to the prior year primarily due to an increase in pre-tax income, a reduction in the benefit recognized for previously unrecognized deferred tax assets, and non-recurring tax benefits from Brookfield Opportunity Zone fund investments that occurred in the prior year. These increases were partially offset by a change in the manner of recovery investment properties within its Core Office segment resulting a change in the tax rates applicable to certain subsidiaries.

Statement of Financial Position and Key Metrics

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Investment properties
Commercial properties	$60,319	$62,313
Commercial developments	1,868	2,300
Equity accounted investments	19,059	20,807
Property, plant and equipment	5,240	5,623
Cash and cash equivalents	1,995	2,576
Assets held for sale	4,139	10,510
Total assets	101,672	112,004
Debt obligations	48,733	52,321
Liabilities associated with assets held for sale	419	3,082
Total equity	41,566	45,005

As of September 30, 2022, we had $101,672 million in total assets, compared with $112,004 million at December 31, 2021. This $10,332 million decrease was primarily due to dispositions, including a triple net lease portfolio, multifamily assets, and a hospitality portfolio, as well as the deconsolidation of BPREP-A and the negative impact of foreign currency translation from all major currencies.

The following table presents the changes in investment properties from December 31, 2021 to September 30, 2022:

	Sep. 30, 2022
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$62,313	$2,300
Acquisitions	740	—
Capital expenditures	633	350
Dispositions(1)	(109)	(1)
Fair value (losses) gains, net	496	25
Foreign currency translation	(2,316)	(184)
Transfer between commercial properties and commercial developments	127	(127)
Impact of deconsolidation due to loss of control(2)	(575)	—
Reclassifications to assets held for sale and other changes	(990)	(495)
Investment properties, end of period	$60,319	$1,868
(1)Property dispositions represent the carrying value on date of sale.
(2)Includes the impact of deconsolidation of BPREP-A assets that are now accounted for as financial assets.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $62,313 million at the end of 2021 to $60,319 million at September 30, 2022. The decrease was primarily due to the negative impact of foreign currency, the reclassification of a student housing portfolio, thirteen properties in our multifamily portfolio, and an office asset in London to assets held for sale, as well as the deconsolidation of BPREP-A in the period. These decreases were partially offset by the reclassification of a mixed-use asset in Seoul out of assets held for sale, fair value gains in our LP Investments and the acquisition of our joint venture partner’s interest in certain Core Retail properties. As a result of this acquisition, we discontinued accounting for these assets under the equity method and now consolidate these properties. Refer to Note 4, Investment Properties of our Q3 2022 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,868 million at September 30, 2022, a decrease of $432 million from the balance at December 31, 2021. The decrease is primarily due to reclassifications to assets held for sale, an office asset becoming operational in the current period, and the negative impact of foreign currency translation, partially offset by fair value gains in our LP investments as well as capital spend. Refer to Note 4, Investment Properties of our Q3 2022 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2021 to September 30, 2022:

(US$ Millions)	Sep. 30, 2022
Equity accounted investments, beginning of period	$20,807
Additions	63
Disposals and return of capital distributions	(916)
Share of net earnings from equity accounted investments	1,326
Distributions received	(235)
Foreign currency translation	(903)
Reclassification (to)/from assets held for sale	(239)
Impact of deconsolidation(1)	(706)
Other comprehensive income and other	(138)
Equity accounted investments, end of period	$19,059
(1)Includes the impact of deconsolidation of BPREP-A assets that were accounted for under the equity method which are now accounted for as financial assets.

Equity accounted investments decreased by $1,748 million since December 31, 2021. The decrease is primarily due to the partial disposition of One Manhattan West and Southern Cross East, the negative impact of foreign currency translation and the deconsolidation of BPREP-A, partially offset by an increase in share of net earnings from equity accounted investments, driven by same-property NOI growth in our Core Office and Core Retail segments. Refer to Note 5, Equity Accounted Investments of our Q3 2022 Financial Statements for further information.

Property, plant and equipment decreased by $383 million since December 31, 2021, primarily due to the negative impact of foreign currency translation, partially offset by acquisitions within the period. Refer to Note 6, Property, Plant and Equipment of our Q3 2022

Financial Statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

At September 30, 2022, assets held for sale included six malls in the U.S., three multifamily assets in the U.S., two office assets in the U.S., one hospitality asset in the U.S., and a portfolio of student housing assets in the U.K., as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months. Refer to Note 11, Held For Sale of our Q3 2022 Financial Statements for further information.

Our debt obligations decreased to $48,733 million at September 30, 2022 from $52,321 million at December 31, 2021. The decrease was driven by the repayment of debt as a result of disposition activity since the prior year, the impact of foreign currency translation and the deconsolidation of BPREP-A in the period. Refer to Note 12, Debt Obligations of our Q3 2022 Financial Statements for further information.

Total equity was $41,566 million at September 30, 2022, a decrease of $3,439 million from the balance at December 31, 2021. The decrease was primarily driven by distributions during the period and the impact of foreign currency translation, partially offset by income earned.
Interests of others in operating subsidiaries and properties was $16,761 million at September 30, 2022, a decrease of $2,945 million from the balance of $19,706 million at December 31, 2021 due to dispositions since the prior year, the redemption of a partial interest in an office portfolio in the U.S, and the impact of foreign currency translation.

The following table summarizes our key operating results:

	2022			2021				2020
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,756	$1,743	$2,054	$2,169	$1,821	$1,660	$1,450	$1,620
Direct operating costs(1)	753	729	758	779	773	662	627	632
Net income (loss)	4	520	1,692	1,682	400	686	731	(38)
Net income (loss) attributable to Unitholders	(38)	400	702	620	71	319	266	(390)
(1)During the fourth quarter of 2021, as a result of a change in accounting policy, we reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense and direct hospitality expense, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Core Office(1)	$43	$153	$277	$407
Core Retail(1)	107	115	463	313
LP Investments(1)	74	59	219	93
Corporate(1)	(148)	(161)	(479)	(416)
FFO(1)	$76	$166	$480	$397
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents Company FFO (“CFFO”) by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Core Office(1)	$58	$160	$311	$447
Core Retail(1)	121	132	459	360
LP Investments(1)	41	70	195	110
Corporate(1)	(148)	(153)	(477)	(407)
CFFO(1)	$72	$209	$488	$510
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

The following table presents equity attributable to Unitholders by segment as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Core Office(1)	$12,830	$14,344
Core Retail(1)	15,586	14,995
LP Investments(1)	5,211	5,772
Corporate(1)	(9,521)	(10,511)
Equity attributable to Unitholders(1)	$24,106	$24,600
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 19.

Core Office

Overview
    Our Core Office portfolio consists of interests in 132 high-quality office properties totaling approximately 92 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 4 million square feet of active office and multifamily developments, in some of the world’s most dynamic gateway markets. Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale, mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment, on a long-term basis. These iconic assets, which represent 81% of the equity attributable to Unitholders in our Core Office portfolio, cover 33 million square feet across 62 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. The remaining 70 properties, covering 59 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Core Office segment for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
FFO	$43	$153	$277	$407
CFFO	58	160	311	447
Net income	65	303	765	1,245

FFO from our Core Office segment was $43 million for the three months ended September 30, 2022 as compared to $153 million in the same period in the prior year. This decrease was driven by higher interest expense due to increased interest rates on our variable debt obligations coupled with an increase in debt obligations as a result of financing activity, the impact of foreign currency translation, as well as decreased earnings from equity accounted investments as the prior period benefited from higher condominium sales in London.

FFO from our Core Office segment was $277 million for the nine months ended September 30, 2022 as compared to $407 million in the same period in the prior year. This decrease is primarily attributable to the movements discussed above, partially offset by higher fee income in the U.S.

For the three and nine months ended September 30, 2022, CFFO decreased by $102 million and $136 million, respectively, primarily attributable to the FFO movements discussed above.

Net income decreased by $238 million to $65 million during the three months ended September 30, 2022 as compared to net income of $303 million during the same period in 2021. The decrease is attributable to fair value losses due to lower market rent growth and higher rent concessions in our DTLA portfolio.

Net income decreased by $480 million to $765 million during the nine months ended September 30, 2022 as compared to the same period in 2021. The decrease is attributable to the reasons discussed above.

Key Operating Metrics
    The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended September 30, 2022 and 2021:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021
Total portfolio:
NOI(1)	$263	$266	$107	$124
Number of properties	62	74	71	70
Leasable square feet (in thousands)	45,932	50,361	29,879	29,469
Occupancy	84.4%	87.2%	90.6%	91.2%
In-place net rents (per square foot)(2)(3)	$31.92	$33.41	$46.33	$51.51
Same-property:
NOI(1,3)	$263	$252	$101	$99
Number of properties	62	62	66	66
Leasable square feet (in thousands)	45,932	46,024	28,069	28,053
Occupancy	84.4%	86.9%	90.9%	91.1%
In-place net rents (per square foot)(2)(3)	$31.92	$31.36	$46.21	$45.79
(1)NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)Presented using normalized foreign exchange rates, using the September 30, 2022 exchange rate.

NOI from our consolidated properties decreased to $263 million during the three months ended September 30, 2022 compared to the prior year. Same-property NOI for our consolidated properties for the three months ended September 30, 2022 increased to $263 million from $252 million. This increase was primarily due to rent commencements since the prior year and higher in-place rents, partially offset by lease expirations in the U.S.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased to $107 million during the three months ended September 30, 2022, compared to $124 million in the prior year. This decrease was primarily the result of the negative impact of foreign currency translation and lease expirations in the U.S. since the prior year. Same-property NOI increased compared to the prior year due to leasing activity and higher rental rates.

The following table presents the changes in investment properties in the Core Office segment from December 31, 2021 to September 30, 2022:

	Sep. 30, 2022
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$24,644	$1,023
Capital expenditures	169	269
Property dispositions	—	(1)
Fair value gains, net	(342)	6
Foreign currency translation	(1,122)	(89)
Transfer between commercial properties and commercial developments	(11)	11
Reclassifications to assets held for sale	(107)	1
Impact of deconsolidation due to loss of control(1)	(575)	—
Investment properties, end of period	$22,656	$1,220
(1)Includes the impact of deconsolidation of BPREP-A assets that are now accounted for as financial assets.

Commercial properties totaled $22,656 million at September 30, 2022, compared to $24,644 million at December 31, 2021. The decrease was driven primarily by the negative impact of foreign currency translation, the deconsolidation of BPREP-A and fair value losses in the period, partially offset by incremental capital expenditures in the U.S.

Commercial developments increased by $197 million from December 31, 2021 to September 30, 2022. The increase was primarily due to incremental capital expenditures on our active developments, partially offset by the impact of foreign currency translation.

The following table presents the changes in equity accounted investments in the Core Office segment from December 31, 2021 to September 30, 2022:

(US$ Millions)	Sep. 30, 2022
Equity accounted investments, beginning of period	$9,819
Additions	9
Disposals and return of capital distributions	(504)
Share of net earnings, including fair value gains	831
Distributions received	(96)
Foreign currency translation	(903)
Impact of deconsolidation due to loss of control(1)	(706)
Other comprehensive income and Other	112
Equity accounted investments, end of period	$8,562
(1)The current year includes the impact of deconsolidation of BPREP-A.

Equity accounted investments decreased by $1,257 million since December 31, 2021 to $8,562 million at September 30, 2022. The decrease was driven by the partial dispositions of One Manhattan West and Southern Cross East, as well as the deconsolidation of BPREP-A. The current period was also impacted by the negative impact of foreign currency translation, partially offset by our share of net earnings, including fair value gains.

Debt obligations decreased by $285 million since December 31, 2021 to $14,275 million at September 30, 2022. The decrease was primarily driven by dispositions, the negative impact of foreign currency translation, and the deconsolidation of BPREP-A in the period, partially offset by asset-level financing activities.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of September 30, 2022:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
1 The Esplanade, Perth(2)	610	153	Q2 2023	84%	A$	170	A$	140	A$	113	A$	69
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2025	75%		$1,342		$981		$812		$466
Leadenhall Court, London	430	430	Q1 2026	57%		£578		£230		£426		£122
Multifamily:
5 & 8 Harbord Square, London(2)	82	41	n/a	n/a		£32		£17		£25		£8
755 Figueroa, Los Angeles(2)	674	319	Q2 2025	n/a		$270		$229		$166		$123
Mixed-Use:
1 Charter Street, London(2)	94	24	Q4 2024	n/a		£36		£16		£19		£4
Total	3,838	2,058
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership interest in each of these developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of New York, London, Toronto and Dubai and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 74% pre-leased and despite the global economic shutdown, are generally tracking on time and budget.

Core Retail

Overview
Our Core Retail portfolio consists of 112 million square feet across 111 best-in-class malls and urban retail properties across the United States. We target to earn core-plus total returns on this portfolio. Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent 56% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. For the remaining 92 properties, covering 88 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net income (loss) in our Core Retail segment for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
FFO	$107	$115	$463	$313
CFFO	121	132	459	360
Net income (loss)	91	(156)	698	(314)

FFO earned in our Core Retail segment for the three months ended September 30, 2022 was $107 million compared to $115 million for the same period in the prior year. FFO decreased due to higher interest expense as a result of rising interest rates.

For the nine months ended September 30, 2022, FFO earned in our Core Retail segment was $463 million compared to $313 million for the same period in the prior year. FFO increased as the retail business continued to recover from the shutdown, as well as lower interest expense as a result of debt paydowns since the prior year.

For the three and nine months ended September 30, 2022, CFFO decreased by $11 million and increased by $99 million respectively, primarily attributable to the FFO movements discussed above.

Net income was $91 million for the three months ended September 30, 2022 as compared to net loss of $156 million during the same period in the prior year. The current year included fair value gains compared to fair value losses in the prior year, as the prior year was impacted by updated cash flow assumptions to reflect the impact of higher vacancy, longer downtime, and increased capital cost due to shutdowns and the resulting store closures.

Net income was $698 million for the nine months ended September 30, 2022 compared to a loss of $314 million during the same period in the prior year primarily attributable to the movements discussed above.

Key Operating Metrics
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended September 30, 2022 and 2021:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021
Total portfolio:
NOI	$236	$237	$174	$175
Number of malls and urban retail properties	58	59	53	56
Leasable square feet (in thousands)(1)	51,678	51,888	59,843	62,840
Same-property:
Number of malls and urban retail properties	52	52	49	49
Leasable square feet - mall and freestanding (in thousands)	22,779	22,673	27,551	27,049
Leased %	93.3%	92.0%	96.0%	94.7%
Occupancy %	92.1%	91.0%	94.7%	93.2%
Permanent Occupancy %	86.2%	85.3%	89.5%	88.1%
(1)Total Portfolio Leasable square feet represents total leasable area whereas Same-property leasable square feet represents Mall and Freestanding GLA.

NOI from our consolidated properties decreased to $236 million during the three months ended September 30, 2022 compared to $237 million in the same quarter in 2021.

NOI from our unconsolidated properties decreased to $174 million during the three months ended September 30, 2022 from $175 million in the same quarter in 2021 primarily due to higher operating costs due to malls operating at full capacity, partially offset by higher occupancy.

The following table presents the changes in investment properties in the Core Retail segment from December 31, 2021 to September 30, 2022:

Sep. 30, 2022
(US$ Millions)	Commercial properties
Investment properties, beginning of period	$18,991
Property acquisitions	689
Capital expenditures	203
Property dispositions	(8)
Fair value gains, net	161
Transfer between commercial properties and commercial developments	(98)
Reclassifications to assets held for sale	(86)
Investment properties, end of period	$19,852

Commercial properties increased by $861 million to $19,852 million, primarily due to acquisitions of our joint venture partner’s interest in certain Core Retail properties. As a result of these acquisitions, we discontinued accounting for these assets under the equity method and now consolidate these properties. Also contributing to this increase are fair value gains and capital expenditures, partially offset by the reclassification of assets to under development and to assets held for sale.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Core Retail segment for the nine months ended September 30, 2022:

(US$ Millions)	Sep. 30, 2022
Equity accounted investments, beginning of year	$9,945
Additions	27
Disposals and return of capital	(368)
Share of net earnings from equity accounted investments	437
Distributions	(20)
Other	(264)
Equity accounted investments, end of period	$9,757

Equity accounted investments decreased by $188 million to $9,757 million, primarily due to dispositions and return of capital distributions as well as several incremental interest acquisitions from our joint venture partner as discussed above, partially offset by share of net earnings from equity accounted investments.

Debt obligations decreased by $456 million to $12,967 million, primarily due to disposition activity and paydown on asset-level and term debt, partially offset by debt that is now consolidated following the acquisition of interests in certain assets from joint venture partner and drawdowns on our revolver.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 11th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 8th year, is fully invested and is executing realizations.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 5th year.

•A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I and BSREP II, held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents FFO, CFFO, and net income in our LP Investments segment for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
FFO	$74	$59	$219	$93
CFFO	41	70	195	110
Net income	(5)	346	1,066	1,238

FFO increased by $15 million for the three months ended September 30, 2022, primarily attributable to increased earnings from our investment in BSREP III as a result of fair value gains in the period and increased earnings at our hospitality properties driven by higher occupancy and average daily rates, and resort spend outperforming pre-pandemic levels. These increases were partially offset by reduced earnings due to dispositions since the prior year. In addition, the prior year was negatively impacted by defeasance costs incurred upon refinancing our manufactured housing portfolio, offset by an incremental distribution from BSREP III following the sale of a life science portfolio in the prior year.

FFO increased by $126 million for the nine months ended September 30, 2022, primarily driven by increased earnings at our hospitality properties for the reasons discussed above. The current year also benefited from incremental income on the sale of develop-for-sale multifamily properties, offset by disposition activity, as mentioned previously. In addition, the prior year was negatively impacted by defeasance costs incurred upon refinancing our manufactured housing portfolio, offset by the disposition activity mentioned above.

For the three months ended September 30, 2022, CFFO decreased by $29 million driven by fair value losses due to capitalization and discount rate expansion at a mixed-use asset in South Korea and in our office portfolio in the U.K, as well as dispositions since the prior year. For the nine months ended September 30, 2022, CFFO increased by $85 million for the reasons discussed above.

Net income decreased for the three months ended September 30, 2022 by $351 million, driven by the reasons mentioned above.

Net income decreased for the nine months ended September 30, 2022 by $172 million, driven by for the reasons mentioned above, as well as fair value losses in our multifamily portfolio.

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net (loss) in our corporate segment for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
FFO	$(148)	$(161)	$(479)	$(416)
CFFO	(148)	(153)	(477)	(407)
Net loss	(147)	(93)	(313)	(352)

FFO was a loss of $148 million (2021 - loss of $161 million) and $479 million (2021 - loss of $416 million) for the three and nine months ended September 30, 2022, respectively. Corporate FFO includes interest expense and general and administrative expense.

Interest expense for the three months ended September 30, 2022 totaled $73 million (2021 - $79 million), which reflects $25 million (2021 - $37 million) of interest expense on capital securities and $48 million (2021 - $42 million) of interest expense on our credit facilities and corporate bonds. For the nine months ended September 30, 2022, interest expense totaled $212 million (2021 - $221 million), which reflects $74 million (2021 - $111 million) of interest expense on capital securities and $138 million (2021 - $110 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense, which, for the three months ended September 30, 2022 was $66 million (2021 - $69 million) and consists of management fees and equity enhancement fees of $56 million (2021 - $46 million) and $10 million (2021 - $23 million) of other corporate costs. For the nine months ended September 30, 2022, general and administrative expense consisted of $171 million of management fees and equity enhancement fees (2021 - $135 million) and $36 million (2021 - $50 million) of other corporate costs. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Core Office, Core Retail and the Corporate segments; and (ii) the carrying value of the Canholdco Class B Common Shares.

For the three and nine months ended September 30, 2022, we also recorded an income tax expense of $4 million and income tax expense $29 million (2021 - income tax expense of $6 million and income tax expense of $30 million), respectively, primarily due to a change in the tax rates applicable to certain subsidiaries, and non-recurring tax benefits from Brookfield Opportunity Zone fund investments that occurred in the prior year. These increases were partially offset by changes in pre-tax book income. Additionally, for the nine months ended September 30, 2022 compared to the same period in the prior year the company had an increase in previously unrecognized deferred tax assets.

As of September 30, 2022, the carrying value of the Canholdco Class B Common Shares was $1,865 million (December 31, 2021 - $2,083 million). Refer to Note 3, Privatization of the Partnership of our Q3 2022 Financial Statements for further information.

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. For the nine months ended September 30, 2022, our operating cash flow was $141 million, cash flow from investing activities was $3,722 million and cash used for financing activities was $(4,518) million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep. 30, 2022
2022	$2,742
2023	11,189
2024	9,788
2025	3,963
2026	2,108
2027 and thereafter	6,634
Deferred financing costs	(174)
Secured debt obligations	$36,250
Debt to investment property ratio	58.3%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the majority of the debt that is scheduled to mature in 2022-2023, however, approximately 1.2% of our debt obligations represent non-recourse mortgages where we have suspended contractual payments. We are currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our annual report for the year ended December 31, 2021 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates (including recent significant increases in market interest rates); regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2021. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2021 annual report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of Interbank Offered Rates (“IBOR”) referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. Sterling Overnight Index Average (“SONIA”) replaced £ London Interbank Offered Rate (“£ LIBOR”), and one week and two month US$ LIBOR were discontinued effective December 31, 2021. Euro Short-term Rate (“€STR”) was published as an alternative to Euro Interbank Offered Rate (“EURIBOR”) during 2021, though EURIBOR remains available for Euro lending. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, and Canadian Overnight Repo Rate Average (“CORRA”) will replace Canadian Dollar Offered Rate (“CDOR”), though the transition period has been extended to June 2023 for the remaining US$ LIBOR and June 2024 for CDOR. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2021. Please refer to Note 32, Financial Instruments in our December 31, 2021 annual report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 28, Financial Instruments of our Q3 2022 Financial Statements for further information on derivative financial instruments as at September 30, 2022.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

In connection with the Privatization, Brookfield Asset Management’s ownership interest in the partnership was restructured, including the issuance of Canholdco Class B Common Shares to Brookfield Asset Management and the management fee structure was amended. Refer to Note 3, Privatization of the Partnership and Note 29, Related Parties, respectively, of our Q3 2022 Financial Statements for further information.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Prior to the end of the first quarter of 2020, the COVID-19 pandemic prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses. In addition, travel restrictions had a significant adverse impact on consumer spending and demand. These negative economic indicators, restrictions and closures continue to cause significant estimation uncertainty in the determination of the fair value of investment properties as of September 30, 2022. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the partnership had to make assumptions with respect to the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty, there is a risk that the assumptions used to determine fair value as of September 30, 2022 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2021 consolidated financial statements and Note 2, Summary of Significant Accounting Policies of the Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office and retail occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. There remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate. In addition, we expect to face a meaningful amount of lease rollover in 2022 and 2023, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. There also remains some uncertainty in the recent rising interest rate environment, which we will continue to monitor and mitigate its impact on borrowing costs and our ability to refinance existing debt. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, same-property NOI, FFO, CFFO, net income, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 19.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 19 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 19.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 19.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 19, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net income to NOI for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Commercial property revenue	$1,182	$1,272	$3,622	$3,841
Direct commercial property expense	(471)	(475)	(1,393)	(1,457)
Add: Depreciation and amortization expense in direct commercial property expense(1)	7	8	22	30
Commercial property NOI(1)	718	805	2,251	2,414
Hospitality revenue	407	417	1,120	672
Direct hospitality expense	(282)	(298)	(847)	(605)
Add: Depreciation and amortization expense in direct hospitality expense(1)	61	79	196	193
Hospitality NOI	186	198	469	260
Total NOI	904	1,003	2,720	2,674
Investment and other revenue	167	132	811	418
Share of net earnings from equity accounted investments	527	284	1,326	743
Interest expense	(707)	(616)	(1,930)	(1,938)
Depreciation and amortization(1)	(68)	(87)	(218)	(223)
General and administrative expense	(227)	(235)	(693)	(691)
Investment and other expense	(32)	(31)	(303)	(62)
Fair value (losses) gains, net	(387)	50	906	1,188
Income before taxes	177	500	2,619	2,109
Income tax expense	(173)	(100)	(403)	(292)
Net income	$4	$400	$2,216	$1,817
Net income attributable to non-controlling interests	42	329	1,152	1,161
Net (loss) income attributable to Unitholders	$(38)	$71	$1,064	$656
(1)As described in the “Non-IFRS Financial Measures” section on page 19, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income to FFO and Company FFO for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Net income	$4	$400	$2,216	$1,817
Add (deduct):
Fair value losses (gains), net	387	(50)	(906)	(1,188)
Share of equity accounted fair value (gains), net	(401)	(109)	(770)	(290)
Depreciation and amortization of real estate assets(1)	45	57	143	148
Income tax expense	173	100	403	292
Non-controlling interests in above items	(132)	(232)	(606)	(382)
FFO	$76	$166	$480	$397
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	15	15	43	44
Transaction costs, net(2)	21	23	5	96
Imputed interest(3)	3	4	12	13
BSREP III earnings(4)	(43)	1	(52)	(40)
Company FFO	$72	$209	$488	$510
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Commercial property revenue	$462	$466	$1,397	$1,425
Hospitality revenue(1)	5	2	15	5
Direct commercial property expense	(202)	(203)	(610)	(631)
Direct hospitality expense(1)	(5)	(3)	(16)	(10)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	4	9	12
Total NOI - Core Office(2)	$263	$266	$795	$801
(1)Hospitality revenue and direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 19, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Office NOI to net income for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Same-property NOI	$263	$252	$797	$765
Currency variance	—	6	—	14
NOI related to acquisitions and dispositions	—	8	(2)	22
Total NOI - Core Office(1)	263	266	795	801
Investment and other revenue	78	81	241	188
Interest expense	(197)	(142)	(515)	(424)
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	(3)	(4)	(9)	(12)
Investment and other expense	(32)	(31)	(99)	(62)
General and administrative expense	(61)	(55)	(185)	(183)
Fair value (losses) gains, net	(208)	46	(120)	431
Share of net earnings from equity accounted investments	361	137	831	514
Income before taxes	201	298	939	1,253
Income tax (expense) benefit	(136)	5	(174)	(8)
Net income	65	303	765	1,245
Net income attributable to non-controlling interests	62	74	183	259
Net income attributable to Unitholders	$3	$229	$582	$986
(1)As described in the “Non-IFRS Financial Measures” section on page 19, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Core Office net income to FFO and CFFO for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Net income	$65	$303	$765	$1,245
Add (deduct):
Fair value losses (gains), net	208	(46)	120	(431)
Share of equity accounted fair value (gains), net	(322)	(46)	(638)	(258)
Depreciation and amortization of real estate assets(1)	1	2	3	4
Income tax expense	136	(5)	174	8
Non-controlling interests in above items	(45)	(55)	(147)	(161)
FFO	$43	$153	$277	$407
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	5	3	12	10
Transaction costs, net(1)	7	—	10	17
Imputed interest(3)	3	4	12	13
Company FFO	$58	$160	$311	$447
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Unconsolidated properties NOI	$107	$124	$349	$357
Unconsolidated properties fair value gains, net	322	46	638	258
Other(1)	(68)	(33)	(156)	(101)
Share of net earnings from equity accounted investments	$361	$137	$831	$514
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Core Retail
The key components of NOI in our Core Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Commercial property revenue	$344	$344	$1,021	$1,014
Direct commercial property expense	(113)	(124)	(314)	(337)
Add: Depreciation and amortization included in direct commercial property expense(1)	5	17	15	17
Total NOI	$236	$237	$722	$694
(1)As described in the “Non-IFRS Financial Measures” section on page 19, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Retail NOI to net income (loss) attributable to Unitholders for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Total NOI - Core Retail(1)	$236	$237	$722	$694
Investment and other revenue	37	36	119	102
Interest expense	(175)	(164)	(470)	(492)
Depreciation and amortization included in direct commercial property expense(2)	(5)	(5)	(15)	(17)
General and administrative expense	(51)	(55)	(159)	(156)
Fair value (losses) gains, net	(28)	(376)	122	(772)
Share of net earnings from equity accounted investments	122	156	437	323
Income (loss) before taxes	136	(171)	756	(318)
Income tax (expense) benefit	(45)	15	(58)	4
Net income (loss)	$91	$(156)	$698	$(314)
Net income (loss) attributable to non-controlling interests	13	(14)	64	(18)
Net income (loss) attributable to Unitholders	$78	$(142)	$634	$(296)
(1)    As described in the “Non-IFRS Financial Measures” section on page 19, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

    The following table reconciles Core Retail net (loss) income to FFO and CFFO for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Net income (loss)	$91	$(156)	$698	$(314)
Add (deduct):
Share of equity accounted fair value (gains), net	(45)	(74)	(130)	(93)
Fair value losses (gains), net	28	376	(122)	772
Income tax expense (benefit)	45	(15)	58	(4)
Non-controlling interests in above items	(12)	(16)	(41)	(48)
FFO	$107	$115	$463	$313
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	5	5	14	17
Transaction costs, net(2)	9	12	(18)	30
Company FFO	$121	$132	$459	$360
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Unconsolidated properties NOI	$174	$175	$540	$499
Unconsolidated properties fair value gains, net and income tax expense	45	74	130	93
Other(1)	(97)	(93)	(233)	(269)
Share of net earnings from equity accounted investments	$122	$156	$437	$323
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income (loss) for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Commercial property revenue	$376	$462	$1,204	$1,402
Hospitality revenue	402	415	1,105	667
Direct commercial property expense	(156)	(181)	(469)	(489)
Direct hospitality expense	(277)	(390)	(831)	(595)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	60	194	194	194
Total NOI(1)	405	500	1,203	1,179
Investment and other revenue	51	15	448	125
Interest expense	(262)	(231)	(733)	(801)
General and administrative expense	(49)	(56)	(142)	(167)
Investment and other expense	—	—	(204)	—
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	(60)	(78)	(194)	(194)
Fair value (losses) gains, net	(146)	319	772	1,448
Share of net earnings (losses) from equity accounted investments	44	(9)	58	(94)
Income (loss) before taxes	(17)	460	1,208	1,496
Income tax benefit (expense)	12	(114)	(142)	(258)
Net (loss) income	(5)	346	1,066	1,238
Net (loss) income attributable to non-controlling interests	(15)	252	818	903
Net income attributable to Unitholders	$10	$94	$248	$335
(1)As described in the “Non-IFRS Financial Measures” section on page 19, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles LP Investments net income to FFO and CFFO for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Net (loss) income	$(5)	$346	$1,066	$1,238
Add (deduct):
Fair value (gains), net	146	(319)	(772)	(1,448)
Share of equity accounted fair value losses, net	(34)	11	(2)	61
Depreciation and amortization of real estate assets(1)	44	55	140	144
Income tax expense	(12)	114	142	258
Non-controlling interests in above items	(65)	(148)	(355)	(160)
FFO	$74	$59	$219	$93
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	5	7	17	17
Transaction costs, net(2)	5	3	11	40
BSREP III earnings(3)	(43)	1	(52)	(40)
CFFO	$41	$70	$195	$110
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Net loss	$(147)	$(93)	$(313)	$(352)
Net loss attributable to non-controlling interests	(18)	17	87	17
Net loss attributable to Unitholders	$(129)	$(110)	$(400)	$(369)

The following table reconciles Corporate net loss to FFO and CFFO for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Net loss	$(147)	$(93)	$(313)	$(352)
Add (deduct):
Fair value (gains) losses, net	5	(61)	(132)	(81)
Income tax expense	4	6	29	30
Non-controlling interests in above items	(10)	(13)	(63)	(13)
FFO	$(148)	$(161)	$(479)	$(416)
Add (deduct):
Transaction costs, net(1)	—	8	2	9
CFFO	$(148)	$(153)	$(477)	$(407)
(1)Presented net of non-controlling interests.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BOPI”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership of our Q3 2022 Financial Statements for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities. The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

(US$ Millions) For the three months ended Sep. 30, 2022	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$8	$55	$—	$25	$52	$156	$84	$1,376	$1,756
Net income attributable to unitholders(1)	(13)	36	(263)	—	138	41	(36)	70	(11)	(38)
For the three months ended Sep. 30, 2021
Revenue	$—	$5	$(67)	$—	$24	$36	$136	$14	$1,673	$1,821
Net income attributable to unitholders(1)	32	37	103	—	45	28	71	10	(255)	71
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the nine months ended Sep. 30, 2022	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$20	$72	$—	$76	$150	$480	$275	$4,480	$5,553
Net income attributable to unitholders(1)	382	431	(99)	—	177	118	1,066	306	(1,317)	1,064
For the nine months ended Sep. 30, 2021
Revenue	$—	$20	$218	$—	$65	$36	$406	$250	$3,936	$4,931
Net income attributable to unitholders(1)	318	576	496	—	(5)	28	656	247	(1,660)	656
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2022	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$436	$167	$—	$1,910	$2,952	$5,683	$218	$(6,973)	$4,393
Non-current assets	9,356	9,554	16,868	—	403	—	32,304	2,349	22,306	93,140
Assets held for sale	—	—	—	—	—	—	—	—	4,139	4,139
Current liabilities	—	2,552	899	—	695	—	7,269	1,416	6,181	19,012
Non-current liabilities	—	21	4,350	—	1,445	659	5,191	60	28,949	40,675
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	419	419
Preferred equity	699	3,430	—	—	—	—	722	—	(4,152)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	—	14,477	16,761
Equity attributable to unitholders(1)	$8,657	$3,987	$9,502	$—	$173	$2,293	$24,805	$1,091	$(26,402)	$24,106
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2021	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$492	$145	$—	$1,915	$2,952	$6,468	$206	$(7,253)	$4,925
Non-current assets	11,270	10,491	23,197	—	441	—	40,820	2,320	8,030	96,569
Assets held for sale	—	—	—	—	—	—	—	—	10,510	10,510
Current liabilities	—	2,906	1,051	—	199	—	7,710	1,165	4,534	17,565
Non-current liabilities	—	21	4,467	—	2,153	660	13,558	582	24,911	46,352
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	3,082	3,082
Preferred equity	699	4,314	—	—	—	—	722	—	(5,036)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,723	—	—	—	—	—	16,983	19,706
Equity attributable to unitholders(1)	$10,571	$3,742	$15,101	$—	$4	$2,292	$25,298	$779	$(33,187)	$24,600
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in connection with the Privatization in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (Brookfield BPY Holdings Inc. (“CanHoldco”), Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities:

(US$ Millions) For the nine months ended Sep. 30, 2022	BPY	New LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Revenue - from non-guarantor subsidiaries	$—	$150	$214	$(23)	$341
Dividend income - from non-guarantor subsidiaries	347	—	946	(873)	420
Operating profit	347	118	808	(864)	409
Net income	347	118	941	(864)	542

(US$ Millions) For the year ended Dec. 31, 2021	BPY	New LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Revenue	$—	$—	$2	$—	$2
Revenue - from non-guarantor subsidiaries	—	85	481	(82)	484
Dividend income - from non-guarantor subsidiaries	416	—	669	(628)	457
Operating profit	409	67	612	(628)	460
Net income	409	67	598	(628)	446

Total revenue of the partnership and its controlled subsidiaries for the nine months ended months ended Sep. 30, 2022 was $5,553 million.

(US$ Millions) As at Sep. 30, 2022	BPY	New LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Current assets	$1	$—	$120	$—	$121
Current assets - due from non-guarantor subsidiaries	—	2,952	6,316	(1,264)	8,004
Long-term assets	—	—	99	—	99
Long-term assets - due from related parties	—	—	51	—	51
Current liabilities	—	—	310	—	310
Current liabilities - due to related parties	—	—	23	—	23
Current liabilities - due to non-guarantor subsidiaries	—	—	8,887	(1,264)	7,623
Long-term liabilities	—	—	2,429	—	2,429
Long-term liabilities - due to non-guarantor subsidiaries	—	—	1,704	—	1,704
Preferred equity and capital securities	699	660	1,848	(908)	2,299
Non-controlling interests	—	—	1,870	—	1,870

(US$ Millions) As at Dec. 31, 2021	BPY	New LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Current assets	$1	$—	$55	$—	$56
Current assets - due from non-guarantor subsidiaries	—	2,952	7,397	(1,465)	8,884
Long-term assets	—	—	60	—	60
Current liabilities	—	—	249		249
Current liabilities - due to related parties	1	—	699		700
Current liabilities - due to non-guarantor subsidiaries	—	—	8,703	(1,465)	7,238
Long-term liabilities	—	—	2,432	—	2,432
Long-term liabilities - due to non-guarantor subsidiaries	—	—	10,597	—	10,597
Preferred equity and capital securities	722	474	1,808	(722)	2,282
Non-controlling interests	—	—	2,088		2,088

Total assets of the partnership and its controlled subsidiaries for the period ended Sep. 30, 2022 were $101,672 million (Dec. 31, 2021 - $112,004 million).

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by the COVID-19 pandemic; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown and the related global reduction in commerce and travel, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $102 billion in total consolidated assets. We are leading owners, operators and developers of commercial property assets, with a diversified portfolio of premier office and retail properties, as well as multifamily, logistics, hospitality, student housing and manufactured housing assets. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Asset Management, a leading global alternative asset manager with approximately $750 billion in assets under management. More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Rachel Nappi, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.